Exhibit 99.1

Repsol Oil & Gas Canada Inc.
Calgary, Alberta Canada
Tel.: 403-237-1234
www.repsol.com
Info@repsol.com

PRESS RELEASE

Calgary, 4 January 2016

1 page

TALISMAN ENERGY INC. AND RELATED CANADIAN PARTNERSHIPS ANNOUNCE NAME CHANGES

We are pleased to announce that, effective January 1, 2016, the legal name of Talisman Energy Inc. has been changed to Repsol Oil & Gas Canada Inc. In addition, the following related Canadian partnerships have been renamed as follows:

Previous legal name	New legal name
Talisman Alberta Shale Partnership	Repsol Alberta Shale Partnership
Talisman Wild River Partnership	Repsol Wild River Partnership
Talisman Groundbirch Partnership	Repsol Groundbirch Partnership
Talisman Central Alberta Partnership	Repsol Central Alberta Partnership
Talisman Energy Canada	Repsol Canada Energy Partnership

These legal name changes do not create new legal entities or affect any rights or obligations under existing agreements, licenses or permits.

Copies of the Certificate of Amendment for the name change of Talisman Energy Inc. and Certified Copies of the Proofs of Filing for the Partnerships listed above may be found at: www.talisman-energy.com/news/in_the_news.html.

The addresses for service of these entities have not changed.  Where any applicable agreements specify that notices are to be addressed to the attention of certain individuals, positions or departments, such specifications should continue to be used.

Today’s announcement only affects the legal entities listed above. The names of all other heritage Talisman subsidiaries will remain unchanged until further notice.

About Repsol Oil & Gas Canada Inc.

Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly owned subsidiary of the Spanish integrated energy company Repsol S.A.

For media and general inquiries, please contact:

Brent Anderson

Communications and External Relations Manager

Phone: 403-237-1912

Email: info@repsol.com